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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38398

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/11 (MM/DD/YY) AND ENDING 03/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Marquis Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16501 Ventura Blvd., Suite 512
(No. and Street)

Encino	CA	91436
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gregory Goldstein 661-255-4612
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

S. A. Koenig & Associates, CPAs, P.C.
(Name – if *individual, state last, first, middle name)*

485 Underhill Blvd, Suite 100	Syosset	NY	11791
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement off acts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gregory Goldstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Marquis Financial Services, Inc., as of March 31 ~2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



ART K. OKUN
Commission # 1897012
Notary Public - California
Los Angeles County
My Comm. Expires Jul 26, 2014

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

"For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MARQUIS FINANCIAL SERVICES OF INDIANA, INC.
d/b/a MARQUIS FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS

MARCH 31, 2012

MARQUIS FINANCIAL SERVICES OF INDIANA, INC.
d/b/a MARQUIS FINANCIAL SERVICES, INC.

CONTENTS



S. A. KOENIG & ASSOCIATES CPAS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Stockholder and Board of Directors
Marquis Financial Services of Indiana, Inc.
d/b/a Marquis Financial Services, Inc.
Encino, California

We have audited the accompanying statement of financial condition of Marquis Financial Services of Indiana, Inc. (d/b/a Marquis Financial Services, Inc.) as of March 31, 2012, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Marquis Financial Services of Indiana, Inc. as of March 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has incurred losses and has had a low amount of net capital which raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

485 UNDERHILL BOULEVARD • SUITE 100 • SYOSSET, NY • 11791 TEL: (516) 921-6480 • FAX: (516) 921-6482 • WWW.SAK-CPAS.COM
Member of the Private Companies Practice Section of the American Institute of Certified Public Accountants and Member of the Public Company Accounting Oversight Board

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information contained in pages 14-22 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

S. A. Koenig & Associates

S. A. KOENIG & ASSOCIATES, CPAs, P.C.

Syosset, New York
May 25, 2012

MARQUIS FINANCIAL SERVICES OF INDIANA, INC.
d/b/a MARQUIS FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2012

ASSETS

CURRENT ASSETS:	
Cash	$ -0-
Receivables from brokers and dealers	85,204
Prepaid expenses and other current assets	15,766
Total Current Assets	100,970
PROPERTY AND EQUIPMENT, NET	116
OTHER ASSETS:	
Security deposit	3,403
Total Assets	**$ 104,489**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Cash overdraft	6,412
Accounts payable, accrued expenses and other liabilities	54,107
Total Liabilities	60,519
STOCKHOLDER'S EQUITY:	
Common stock - $0.10 par value; 50,000 shares authorized; 850 shares issued and outstanding	90,085
Additional paid-in capital	411,252
Accumulated deficit	(457,367)
Total Stockholder's Equity	43,970
Total Liabilities and Stockholder's Equity	**$ 104,489**

The accompanying notes are an integral part of these financial statements.

MARQUIS FINANCIAL SERVICES OF INDIANA, INC.
d/b/a MARQUIS FINANCIAL SERVICES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED MARCH 31, 2012

REVENUES:	
Commissions	$ 154,126
	154,126
OPERATING EXPENSES:	
Salaries, commissions and related expenses	158,161
Clearance and exchange fees	57,748
Occupancy and equipment rentals	32,418
Regulatory fees	26,799
Professional fees	22,400
Other operating expenses	10,127
Office expenses	3,156
Communications and data processing	2,389
	313,198
Loss before provision for income taxes	(159,072)
Provision for income taxes	1,939
NET LOSS	**$ (161,011)**

The accompanying notes are an integral part of these financial statements.

MARQUIS FINANCIAL SERVICES OF INDIANA, INC.
d/b/a MARQUIS FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED MARCH 31, 2012

	Total	Common Stock	Additional Paid-in Capital	Accumulated Deficit
Balance, March 31, 2011	$ 32,620	$ 90,085	$ 238,891	$ (296,356)
Capital contributions	172,361	-0-	172,361	-0-
Net loss	(161,011)	-0-	-0-	(161,011)
Balance, March 31, 2012	**$ 43,970**	**$ 90,085**	**$ 411,252**	**$ (457,367)**

The accompanying notes are an integral part of these financial statements.

MARQUIS FINANCIAL SERVICES, INC.
d/b/a MARQUIS FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (161,011)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	365
Increase in receivables from brokers and dealers	(31,626)
Increase in prepaid expenses and other assets	(2,050)
Increase in cash overdraft	6,412
Increase in accounts payable, accrued expenses and other liabilities	2,229
NET CASH USED IN OPERATING ACTIVITIES	(185,681)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributions	172,361
NET CASH PROVIDED BY FINANCING ACTIVITIES	172,361
NET DECREASE IN CASH	(13,320)
CASH, BEGINNING OF YEAR	13,320
CASH, END OF YEAR	**$ -0-**

The accompanying notes are an integral part of these financial statements.

MARQUIS FINANCIAL SERVICES OF INDIANA, INC.
d/b/a MARQUIS FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS

1 - ORGANIZATION

Marquis Financial Services of Indiana, Inc. (the "Company" formerly known as Benchmark Capital Management) was incorporated in the State of Wisconsin on June 6, 1985. The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority (the "FINRA"), and the Securities Investor Protection Corporation (the "SIPC"). The Company operated out of two locations: Encino, California and Spring Hill, Florida. The Company is owned by Wall Street at Home.Com, Inc.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company does not hold funds or securities for, nor owe funds or securities to customers. Any funds or securities received by the Company are promptly transmitted to the clearing broker.

The Company operates primarily as an introducing broker and engages in the business of providing brokerage services for customers. As a matter of normal business practice, the Company does not assume positions in securities.

The Company executes all of its customer trades through a New York Stock Exchange member firm as an introducing broker that earns commissions on its introduced customers. The Company has an agreement with a clearing broker to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(ii).

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used when accounting for amortization, depreciation and contingencies.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid debt investments with maturity of three months or less when purchased.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D).

Cash and Cash Equivalents (cont'd).

The Company maintains cash and cash equivalent balances at several financial institutions which are insured by the Federal Deposit Insurance Corporation up to $250,000. At March 31, 2012, the Company did not have cash or cash equivalent balances in excess of FDIC insurance limits.

Securities Transactions and Valuation of Investments

Customer securities transactions are reported on a settlement date basis, while securities transactions and related commission revenues and expenses are recorded on a trade date basis. Securities listed on a national exchange are valued at the last sales price on the date of valuation. Securities not listed on a national exchange are valued at the last sales price on the date of valuation, or if such price is not available, at the bid price for securities owned and the ask price for securities sold but not yet purchased at the close of business. Invested cash is valued at cost which is its estimated fair value.

Property and Equipment

Property and equipment is stated at cost. The costs of additions and betterments are capitalized and expenditures for repairs and maintenance are expensed in the period incurred. When items of property and equipment are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

Depreciation and amortization of property and equipment is provided utilizing both the straight-line and accelerated methods over the estimated useful lives of the respective assets as follows:

Office equipment	5 years
Furniture and fixtures	7 years

Fair Value of Financial Instruments

The carrying amount reported in the statement of financial condition for accounts payable and accrued expenses approximate fair value because of the immediate or short-term maturity of these financial instruments.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D).

Advertising Expense

All costs of advertising are expensed as incurred.

Income Taxes

The Company accounts for income taxes under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 740 *Income Taxes*, which requires that the Company follow the liability method of accounting for income taxes. The liability method provides that deferred tax assets and liabilities are recorded based on the difference between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes referred to as "temporary differences". A valuation allowance is recorded when it is more likely than not that some or all of the deferred tax assets will not be realized.

The principal temporary differences between the tax basis of assets and liabilities and their carrying amounts for financial reporting are as follows:

The basis of property and equipment for financial reporting exceeds their tax basis by the cumulative amount that accelerated depreciation exceeds straight-line depreciation. The excess will be taxable in future periods through reduced depreciation deductions for tax purposes.

The Company follows the uncertainty in income taxes standard. The Company does not have any unrecognized tax benefits. The Company also evaluated its tax positions as of March 31, 2012 and reached the same conclusion.

Subsequent Events

In preparing these financial statements, the Organization has evaluated events and transactions for potential recognition or disclosure through May 25, 2012, the date the financial statements were issued. There were no significant subsequent events or transactions which required recognition or disclosure in the financial statements.

3 - GOING CONCERN

The Company continued to incur a net operating loss for the year ended March 31, 2012, and continues to have an accumulated deficit. Management is committed to the Company continuing as a going concern and will continue the plan of reducing expenses including overhead, salaries, and other expenses.

3 - GOING CONCERN (CONT'D).

The owner has made a commitment to continue to fund the operations of the Company and supply adequate net capital according to SEC's Uniform Net Capital Rule (15c3-1). The Company has a plan to hire new employees, change fee arrangement with clearing broker, possibly acquire another broker/dealer, and remarket the broker/dealer going forward. In addition, there is anticipated funding from transactions which management expects to close on in the future. The financial statements have been prepared on the assumption the Company will continue as a going concern.

Management is confident that with the marketing and hiring of new employees and additional funding, the Company will achieve profitability, meet all net capital requirements, and institute compliance standards to avoid any net capital deficiencies in the future.

If management is unable to maintain net capital requirements, the Company would be materially and adversely affected and there would be substantial doubt about the Company's ability to continue as a going concern.

4 - DUE FROM CLEARING BROKER

In accordance with the clearing agreement, all of the Company's property held by the clearing broker including, but not limited to, securities, deposits, monies and receivables are used as collateral to secure the Company's liabilities and obligations to the clearing broker.

The following amounts are due from the Company's clearing brokers as reflected on the statement of financial condition as of March 31, 2012:

Commissions receivable	$ 35,193
Good faith deposits	50,011
	$ 85,204

5 - PROPERTY AND EQUIPMENT

Office equipment	$ 7,418
Furniture and fixtures	4,206
	11,624
Less: Accumulated depreciation and amortization	11,508
	$ 116

5 - PROPERTY AND EQUIPMENT (CONT'D).

Depreciation and amortization expense related to property and equipment amounted to $365 for the year ended March 31, 2012.

6 - REGULATORY NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (15c3-1) which requires the maintenance of minimum regulatory net capital, as defined, and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At March 31, 2012, the Company had regulatory net capital of $24,685, which was $18,633 in excess of its minimum regulatory net capital requirement of $5,000. The Company's net capital ratio was 2.45 to 1.

7 - CONTINGENCIES

Concentrations of Credit Risk

The Company is contingently liable for losses incurred by its clearing brokers from defaults in payments of funds or delivery of securities by any introduced customer accounts.

In the normal course of business, the Company enters into financial transactions where the risk of potential loss due to changes in market or failures of the other party to the transaction to perform exceeds the amounts recorded for the transactions.

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customer and/or other counter-party with which it conducts it business.

As of March 31, 2012, there were no significant customer accounts having unsecured debit balances that presented any risk.

Financial instruments that potentially subject the Company to significant concentrations of credit risk and off balance sheet risk consist principally of commissions receivable from the Clearing Broker. The Company clears its transactions through a broker-dealer on a fully disclosed basis. A substantial portion of the Company's assets are represented by a receivable from the Clearing Broker.

7 - CONTINGENCIES (CONT'D).

Contingencies and Settlements

An action commenced in August 2005 in the Associate Circuit Court of St. Louis County, Missouri, against the Company, alleging that the Company is the successor-in-interest to another broker/dealer and responsible for a NASD Arbitration Judgment ordered against the other broker/dealer. The Company had a judgment awarded against it with regards to the above action for approximately $96,000 for which the Company posted an escrow deposit. The court enforced the judgment in 2010 and the Company paid $96,000 from the escrow account.

The Company had filed a countersuit against the plaintiff who was awarded the judgment. The countersuit claims that the Company was inappropriately represented to the court and was not successor-in-interest to the other broker/dealer as represented to the court. During the year ended March 31, 2011, the Company had won its countersuit and received a judgment in the amount of $969,827 including all actual damages and $500,000 for punitive damages. The Company owes the attorney contingency fees of approximately $385,000 of any judgment collected. During the year ended March 31, 2012, the judgment was reduced to approximately $525,000 plus additional legal fees, if any. Management and counsel are attempting to collect the judgment. However, collectability is uncertain; accordingly, the Company has not reflected this amount in the statement of operations.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Per management and counsel, the Company intends on vigorously defending against these claims and believes it has meritorious defenses available. Management of the Company, after consultation with outside legal counsel, is not in a position to evaluate the likelihood of an unfavorable outcome to the Company on some of the actions, nor to estimate the amount or range of any potential losses to the Company, if any. However, management is of the opinion that the ultimate liability which might result from such actions would not have a material effect on the Company's financial position or net capital. Accordingly, no provision has been made in these financial statements. The Company has issued counterclaims on some of these actions and has other action pending seeking damages.

8 - COMMITMENTS

Operating Leases

The Company leases its office space in Los Angeles under a lease agreement for thirty-nine months.

The lease has escalations for real estate taxes and operating expenses.

Future minimum rentals are as follows:

Years Ending March 31:	
2013	$ 14,767

Rent expense charged to activities for the year ended March 31, 2012 amounted to $32,418.

9 - PROVISION FOR INCOME TAXES

The provision for income taxes is summarized as follows:

Federal	$ -0-
State	1,939
Deferred:	
Federal	-0-
State	-0-
	$ 1,939

The Company has available federal and state net operating loss carry-overs of approximately $311,300 to offset future income tax liabilities. These carry-overs expire through 2032.

MARQUIS FINANCIAL SERVICES OF INDIANA, INC.
d/b/a MARQUIS FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
FOR THE YEAR ENDED MARCH 31, 2012

COMPUTATION OF NET CAPITAL		
Total stockholder's equity		$ 43,970
Less: Nonallowable assets		
Property and equipment	116	
Prepaid expenses and other assets	15,766	
Security deposit	3,403	
		19,285
Net Capital		$ 24,685
CONSOLIDATED COMPUTATION OF BASIC NET CAPITAL REQUIRED		
Mininum net capital required 6-2/3% of $60,519 pursuant to Rule 15C3-1		4,035
Minimum dollar net capital requirement of reporting broker/dealer		5,000
Minimum net capital requirements of broker/dealer		5,000
EXCESS NET CAPITAL		$ 19,685
EXCESS NET CAPITAL AT 1,000%		$ 18,633
AGGREGATE INDEBTEDNESS		$ 60,519
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		2.45

The accompanying notes are an integral part of these financial statements.

MARQUIS FINANCIAL SERVICES OF INDIANA, INC.
d/b/a MARQUIS FINANCIAL SERVICES, INC.
COMPUTATION OF RESERVE FORMULA AND INFORMATION RELATING TO POSSESSION AND CONTROL PURSUANT TO RULE 15C-3
FOR THE YEAR ENDED MARCH 31, 2012

EXEMPTION CLAIMED UNDER RULE 15C3-3(k)(2)(ii)

The accompanying notes are an integral part of these financial statements.

MARQUIS FINANCIAL SECURITIES OF INDIANA, INC.
d/b/a MARQUIS FINANCIAL SERVICES, INC.
A RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2012

ASSETS

	Audit	Focus Report Unaudited		Difference
CURRENT ASSETS:				
Cash	$ -0-	$ 24,555	(a)	$ (24,555)
Receivables from brokers and dealers	85,204	67,565	(b)	17,639
Prepaid expenses and other assets	15,766	-0-	(c)	15,766
Total Current Assets	100,970	92,120		8,850
PROPERTY AND EQUIPMENT, NET	116	1	(e)	115
OTHER ASSETS:				
Security deposit	3,403	3,403		-0-
Total Assets	**$ 104,489**	**$ 95,524**		**$ 8,965**

LIABILITIES AND STOCKHOLDER'S EQUITY

	Audit	Focus Report Unaudited		Difference
LIABILITIES:				
Cash overdraft	$ 6,412	$ -0-	(d)	$ 6,412
Accounts payable, accrued expenses and other liabilities	54,107	36,642	(f)	17,465
Total Liabilities	60,519	36,642		23,877
STOCKHOLDER'S EQUITY:				
Common stock - $0.10 par value; 50,000 shares authorized; 850 shares issued and outstanding	$ 90,085	$ 90,085		$ -0-
Additional paid-in capital	411,252	411,251	(g)	1
Accumulated deficit	(457,367)	(442,454)	(h)	(14,913)
Total Stockholder's Equity	43,970	58,882		(14,912)
Total Liabilities and Stockholder's Equity	**$ 104,489**	**$ 95,524**		**$ 8,965**

(a) Adjustment of $15,325 for receivables from broker/dealers reported on focus report as cash. Adjustment of $15,642 for prepaid expenses reported on focus report as cash. Adjustment of $6,412 cash overdraft netted on focus report against cash.

(b) Adjustments for $15,834 listed in (a) above. Adjustment for $1,805 of net commissions receivable from unsettled trades at March 31, 2012.

(c) Adjustment for $124 of expired prepaid expenses. Adjustment for $15,642 of prepaid expenses reported on focus report as cash.

(d) Adjustment for $6,412 listed in (a) above.

(e) Adjustment to depreciation on equipment.

(f) Adjustments for various year end accruals not recorded by broker on focus report, including rent, taxes, payroll and other miscellaneous expenses.

(g) Adjustment for additional paid in capital contribution misposted.

(h) Summary of difference listed above.

MARQUIS FINANCIAL SECURITIES OF INDIANA, INC.
d/b/a MARQUIS FINANCIAL SERVICES, INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL
WITH FOCUS REPORT FORM X-17A-5(A), PART IIA
AS OF MARCH 31, 2012

Net capital as reported on the Focus Report, Part IIA	$ 32,924
Adjustments	(8,239)
Net capital as adjusted and as reported per audited financial statements	$ 24,685

The difference between the auditors' net capital and the net capital reported by the broker is primarily due to the misclassification between cash and receivables by broker, misclassification of non-allowable assets by broker, adjustments for various accruals that were not available to file the original Form X-17a-5(a) due to required filing deadlines, and cut-off for commission receivable on unsettled trades. The audited report reflects the (adjusted) actual balances and the reclassification of non-allowable assets and revised estimates available subsequent to the previous filing. In order for Marquis Financial Services, Inc. to file Form X-17a-5(a) in a timely manner, certain amounts require estimates.



S. A. KOENIG & ASSOCIATES CPAS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholder and Board of Directors of
Marquis Financial Services of Indiana, Inc.
d/b/a Marquis Financial Services, Inc.
Encino, California

In planning and performing our audit of the financial statements of Marquis Financial Services of Indiana, Inc., d/b/a Marquis Financial Services, Inc. ("The Company") as of and for the year ended March 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(1)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to

485 UNDERHILL BOULEVARD • SUITE 100 • SYOSSET, NY • 11791 TEL: (516) 921-6480 • FAX: (516) 921-6482 • WWW.SAK-CPAS.COM
Member of the Private Companies Practice Section of the American Institute of Certified Public Accountants and Member of the Public Company Accounting Oversight Board

permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and may not be detected. Also, protection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2012 to meet the SEC's objectives.

This report is intended solely for the use of Board of Directors, management, the Securities and Exchange Commission, Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



S. A. KOENIG & ASSOCIATES, CPAs, P.C.

Syosset, New York
May 25, 2012



S. A. KOENIG & ASSOCIATES CPAS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Stockholder and Board of Directors of
Marquis Financial Services of Indiana, Inc.
16501 Ventura Blvd., Suite 512
Encino, CA 91436

In accordance with Rule 17a-5(e)(4) under the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2012, which were agreed to by Marquis Financial Services of Indiana, Inc. (d/b/a Marquis Financial Services, Inc.) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Marquis Financial Services of Indiana, Inc.'s (d/b/a Marquis Financial Services, Inc.) compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Marquis Financial Services of Indiana, Inc.'s (d/b/a Marquis Financial Services, Inc.) management is responsible for Marquis Financial Services of Indiana, Inc.'s (d/b/a Marquis Financial Services, Inc.) compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries in the company's cash disbursement journals and the general ledger noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended March 31, 2012, to the Schedule of SIPC Assessment and Payments, as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with the Schedule of SIPC Assessment and Payments, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related Schedule of SIPC Assessment and Payments supporting the adjustments noting no differences.

485 UNDERHILL BOULEVARD • SUITE 100 • SYOSSET, NY • 11791 TEL: (516) 921-6480 • FAX: (516) 921-6482 • WWW.SAK-CPAS.COM

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



S. A. KOENIG & ASSOCIATES, CPAs, P.C.

Syosset, New York
May 25, 2012

MARQUIS FINANCIAL SERVICES OF INDIANA, INC.
d/b/a MARQUIS FINANCIAL SERVICES, INC.
SUPPLEMENTARY INFORMATION
SCHEDULE OF SIPC ASSESSMENT AND PAYMENTS
FOR THE YEAR ENDED MARCH 31, 2012

Total revenue			$ 154,126
Deductions:			
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.			57,748
Total deductions			57,748
SIPC net operating revenues			96,378
General assessment @ .0025			241
Payments			
Date	Check #:	Form:	
3/31/2011	N/A	SIPC-7	107
5/23/2012	1584	SIPC-6	55
Total payments			$ 162
Assessment balance due or (overpayment)			$ 79
Interest computed on late payment at 20% per annum			$ -0-
Total assessment balance and interest due			$ 79

See Independent Accountants' Agreed Upon Procedures Report